INDONESIA ENERGY CORPORATION LIMITED

GIESMART PLAZA 7 th Floor

Jl. Raya Pasar Minggu No. 17A

Pancoran – Jakarta 12780 Indonesia

VIA EDGAR

April 28, 2022

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn: Irene Barberena-Meissner

Re:	Indonesia Energy Corporation Limited Registration Statement on Form F-1 Filed March 9, 2022 File No. 333-263396

Dear Ms. Barberena-Meissner:

Indonesia Energy Corporation Limited (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on March 30, 2022 regarding the Company’s Registration Statement on Form F-1 (the “Registration Statement”) filed with the Commission on March 9, 2022.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. As discussed by the Company’s counsel by telephone with the Staff, we are providing this response on a supplemental basis and, once the Staff is satisfied with the Company’s responses, the Company will make disclosure changes accordingly in an Amendment No. 1 to the Registration Statement (“Amendment No. 1”) to be filed with the Commission subsequently.

Registration Statement on Form F-1

Prospectus Summary

History and Corporate Structure, page 7

1.	Provide a clear description of how cash is transferred through your organization. In this regard we note disclosure in your risk factors that you rely on dividends paid by your subsidiaries for your cash needs, and that the National People’s Congress of the People’s Republic of China approved a proposal to impose a new national security law for Hong Kong in 2020, and that it is difficult to predict the impact, if any, this law could have on the ability of your Hong Kong subsidiary to pay dividends or make distributions to you. Quantify any cash flows and transfers of other assets by type that have occurred between you, your Hong Kong holding company, and your operating subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to you or your Hong Kong holding company, respectively, and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors.

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We have broken down the Staff’s comment into its component parts and respond as follows:

“Provide a clear description of how cash is transferred through your organization. In this regard we note disclosure in your risk factors that you rely on dividends paid by your subsidiaries for your cash needs, and that the National People’s Congress of the People’s Republic of China approved a proposal to impose a new national security law for Hong Kong in 2020, and that it is difficult to predict the impact, if any, this law could have on the ability of your Hong Kong subsidiary to pay dividends or make distributions to you.”

The Staff is advised that cash is transferred from the Company to its wholly-owned, Hong Kong holding company subsidiary (“WJ Energy”) and subsequently to the Company’s operating subsidiaries in Indonesia (the “Operating Subs”) in the form of shareholder loans to fund capital, operational and general and administrative expenditures of the Operating Subs. The Company plans to make disclosure changes to reflect this in both its Annual Report on Form 20-F for the year ended December 31, 2022 (the “Form 20-F”) and in Amendment No. 1.

With respect to any regulatory restrictions on money transfers, please see the Company’s response below.

“Quantify any cash flows and transfers of other assets by type that have occurred between you, your Hong Kong holding company, and your operating subsidiaries, and direction of transfer.”

The Staff is advised that for the years ended December 31, 2021 and 2020: (i) the total amount of cash transferred from the Company to WJ Energy was $2,922,205 and $3,708,054, respectively and (ii) the total amount of cash transferred from WJ Energy to the Operating Subs was $2,899,444 and $3,656,345, respectively. All the above-mentioned transactions have been made through bank accounts owned by each respective company in Indonesia. The Company, WJ Energy and the Operating Subs hold bank accounts in Indonesia to minimize international or cross-border cash transfers. The Company will add disclosure to reflect all of the foregoing in its Form 20-F and in Amendment No. 1.

“Quantify any dividends or distributions that a subsidiary has made to you or your Hong Kong holding company, respectively, and which entity made such transfer, and their tax consequences.”

The Staff is advised that no dividends or distributions have been made to date from the Operating Subs to WJ Energy, nor from WJ Energy to the Company. The Company will add disclosure to this effect in its Form 20-F and in Amendment No. 1.

“Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date.”

The Staff is directed to the existing disclosure in the Registration Statement (which disclosure will remain in Amendment No. 1) which notes that the Company currently intends to retain future earnings, if any, to finance the expansion of its business, and, therefore, the likelihood of paying cash dividends is remote at this time. The Company will add additional clarifying disclosures to address this point in its Form 20-F and in Amendment No. 1.

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“Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors.”

While (as noted above) the Company has no present intention to declare or pay dividends to U.S. investors, the Staff is advised that the Company is not aware of any Hong Kong or other restriction on foreign exchange nor any restriction that impairs (i) the Company’s ability to distribute earnings to U.S. investors, (ii) WJ Energy’s ability to make distributions to the Company or (iii) the Operating Subs’ ability to make distributions to WJ Energy. The Company will add additional clarifying disclosures to address this point in its Form 20-F and in Amendment No. 1.

General

2.	In order to register the resale of ordinary shares issuable upon conversion of the convertible note under the Second Tranche and underlying the Second Warrant to be issued in connection with the funding of the Second Tranche Amount under your convertible note, the investor must be irrevocably bound to fund the Second Tranche Amount and acquire the Second Warrant at a set price that is not based on the market price and there can be no conditions to closing that are within the investor’s control. We note certain terms in your amended and restated senior convertible promissory note that suggest the investor is not irrevocably bound to fund the Second Tranche Amount and acquire the Second Warrant at a set price that is not based on the market price and that conditions to funding are within the investor’s control. In particular, the amount of the Second Tranche, and the corresponding number of ordinary shares underlying the Second Warrant, is subject to reduction if the principal amount of the note (after funding the Second Tranche) would be 20% or more of the then current market capitalization of the company on the trading day following the date of effectiveness of your registration statement. In addition, the recitals provide that the investor has the ability to waive any Second Tranche Conditions not met by May 21, 2022. Accordingly, please revise to remove the ordinary shares issuable upon conversion of the convertible note under the Second Tranche and underlying the Second Warrant to be issued in connection with the funding of the Second Tranche Amount under your convertible note. Alternatively, please provide us with your analysis as to your eligibility to register the resale of these ordinary shares at this time. For guidance, refer to Securities Act Sections Compliance & Disclosure Interpretation 139.11.

The Company acknowledges the Staff’s comment that there are terms in in the transaction documents that could be interpreted to suggest that the investor is not irrevocably bound to fund the Second Tranche Amount and acquire the Second Warrant at a set price that is not based on the market price and that conditions to funding are within the investor’s control.

As discussed by the Company’s counsel with the Staff by telephone, the Company and the investor have provisionally agreed, and the Company’s board of directors has provisionally approved (subject in each case to the concurrence of the Staff and the execution of definitive documentation) to amend the convertible promissory note to (i) provide that the funding of the Second Tranche (in a fixed amount of $4.7 million) will occur within two (2) business days following the filing of Amendment No. 1 (provided that that Form 20-F is filed prior to the filing of Amendment No. 1) and (ii) remove any corresponding conditions to the funding of the Second Tranche (including any conditions that are either waivable by the investor or are tied to the market price of the Company’s ordinary shares).

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We believe, based on our counsel’s experience in similar circumstances and other publicly available precedent, and based on our counsel’s discussion with the Staff, that such an amendment is appropriate and permissible under these circumstances and would resolve any concern raised by the Staff in its comment.

We thank the Staff for its review of the foregoing, including the Company’s proposed approach described in our response to Comment 2. If you have further comments, or should you need to discuss these matters further, please feel free to contact to our counsel, Lawrence A. Rosenbloom, Esq., at lrosenbloom@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Wirawan Jusuf
Wirawan Jusuf Chairman and Chief Executive Officer Indonesia Energy Corporation Limited

cc:	Lawrence A. Rosenbloom, Esq.

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